UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SORRENTO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74838 K306

(CUSIP Number)

Henry Ji, Ph.D. Vivian Q. Zhang, Ph.D. The Ji-Zhang Family Trust, dated May 20, 2010 c/o Sorrento Therapeutics, Inc. 6042 Cornerstone Ct. West, Suite B San Diego, CA 92121 Telephone: (858) 210-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74838 K306

1	NAMES OF REPORTING PERSONS Henry Ji, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,000(1)
	8	SHARED VOTING POWER 58,404,032(2)
	9	SOLE DISPOSITIVE POWER 75,000(1)
	10	SHARED DISPOSITIVE POWER 58,404,032 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,479,532
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Comprised of shares of common stock issuable pursuant to stock options exercisable within 60 days of the date of this filing.
(2)	Comprised of 43,154,032 shares of common stock deemed to be beneficially owned by Dr. Ji solely in his capacity as a trustee of The Ji-Zhang Family Trust, dated May 20, 2010 (the “Family Trust”), 9,000,000 shares of common stock deemed to be beneficially owned by Dr. Ji solely in his capacity as a trustee of The Ji-Zhang Irrevocable Trust No. 1 (the “Irrevocable Trust”), and 6,250,000 deemed to be beneficially owned by Dr. Ji in his capacity as one of the three controlling persons of the Hongye SD Group, LLC.
(3)	Percentage of class calculated based on an aggregate of 299,877,135 shares issued and outstanding as of August 7, 2012.

CUSIP No. 74838 K306

1	NAMES OF REPORTING PERSONS Vivian Q. Zhang, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 52,154,032(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 52,154,032(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,154,032(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Comprised of shares of common stock deemed to be beneficially owned by Dr. Zhang solely in her capacity as a trustee of the Family Trust and the Irrevocable Trust.
(2)	Percentage of class calculated based on an aggregate of 299,877,155 shares issued and outstanding as of August 7, 2012.

CUSIP No. 74838 K306

1	NAMES OF REPORTING PERSONS The Ji-Zhang Family Trust, dated May 20, 2010
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,154,032(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 43,154,032(1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,154,032
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Power is exercised through its trustees, Dr. Ji and Dr. Zhang.
(2)	Percentage of class calculated based on an aggregate of 299,877,135 shares issued and outstanding as of August 7, 2012.

Explanatory Note

This statement constitutes Amendment No. 3 to the Statement on Schedule 13D filed on September 24, 2009 (the “Initial 13D”) by Henry Ji, Ph.D. (“Dr. Ji”) and as amended on January 26, 2011 and May 25, 2012, relating to his beneficial ownership of the common stock, par value $0.0001 per share (“Common Stock”), of Sorrento Therapeutics, Inc., a Delaware corporation (the “Issuer”) (formerly known as QuikByte Software, Inc.).

In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, unless otherwise stated herein, the Initial 13D, as previously amended, remains in full force and effect. Terms used therein and not defined herein shall have the meanings ascribed thereto in the Initial 13D.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented by adding the following sentence:

No consideration was paid by or to any of the Reporting Persons for the transfer of the shares of Common Stock to the Irrevocable Trust.

ITEM 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by deleting the last paragraph thereof and adding the following in its place:

On May 25, 2012, Dr. Ji and his wife, Vivian Q. Zhang, became the co-trustees of the Irrevocable Trust for the benefit of their three children.

The Reporting Persons do not have any present plans or proposals that relate to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 299,877,135 total outstanding share of Common Stock.

Dr. Ji

Individually, and because of his position as a control person of Hongye, and a trustee of the Family Trust and the Irrevocable Trust, Dr. Ji, pursuant to Rule 13d-3 of the Act, is deemed to be the beneficial owner of 58,479,032 Issuer Shares in the aggregate, which constitutes approximately 19.5% of the outstanding Issuer Shares.

Dr. Vivian Q. Zhang (“Dr. Zhang”)

Because of her position as a trustee of the Family Trust and the Irrevocable Trust, Dr. Zhang, pursuant to Rule 13d-3 of the Act, is deemed to be the beneficial owner of 52,154,032 Issuer Shares with respect to the Family Trust and Irrevocable Trust, which constitutes approximately 17.4% of the outstanding Issuer Shares.

Family Trust

The aggregate number of Issuer Shares that the Family Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 43,154,032 Issuer Shares, which constitutes approximately 14.4% of the outstanding Issuer Shares.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

(b) Dr. Ji

Dr. Ji has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 75,000 Issuer Shares. As one of three controlling persons of Hongye, Dr. Ji may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 6,250,00 Issuer Shares owned by Hongye. Dr. Ji may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 43,154,032 Issuer Shares held in the Family Trust and 9,000,000 shares in the Irrevocable Trust.

Dr. Zhang

Dr. Zhang may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 43,154,032 Issuer Shares held in the Family Trust and 9,000,000 Issuer Shares in the Irrevocable Trust.

Family Trust

Acting through its trustees, the Family Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 43,154,032 Issuer Shares in the aggregate.

(c) None of the Reporting Persons has effected any transaction with respect to shares of Common Stock in the last 60 days.

(d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Issuer Shares owned by such Reporting Person.

(e) Not applicable.

ITEM 7. Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 1	Joint Filing Agreement, dated August 22, 2012, by and among Henry Ji, Ph.D., Vivian Q. Zhang, Ph.D. and The Ji-Zhang Family Trust, dated May 20, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 22, 2012	/s/ Henry H. Ji
Henry H. Ji, Ph.D.

/s/ Vivian Q. Zhang
Vivian Q. Zhang, Ph.D.

The Ji-Zhang Family Trust, dated May 20, 2010

	By:	/s/ Henry H. Ji
Henry H. Ji, Ph.D., co-trustee

/s/ Vivian Q. Zhang
Vivian Q. Zhang, Ph.D., co-trustee

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 1	Joint Filing Agreement, dated August 22, 2012, by and among Henry Ji, Ph.D., Vivian Q. Zhang, Ph.D. and The Ji-Zhang Family Trust, dated May 20, 2010.